UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(20 March 2023)
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Announces Non-Executive Board Appointment

Press Release
CRH Announces Non-Executive Board Appointment

CRH plc, the global leader in building materials solutions, is pleased to announce the appointment to the Board of Ms. Christina Verchere as a non-executive Director, with effect from 20 March 2023.

Ms. Verchere (51), a dual British and United States citizen, is Chief Executive Officer of OMV Petrom S.A. (OMVP), a position she has held since 2018. OMVP is the largest integrated energy company in Southern and Eastern Europe and is active across the energy value chain from oil and gas production to power generation and supply. Prior to joining OMVP, Ms. Verchere spent over 20 years working with BP plc, a leading multinational oil and gas company, where she held a variety of senior leadership positions in the UK, the US, Canada and Indonesia, including Regional President, Asia Pacific and Regional President, Canada.

Ms. Verchere holds a Master's Degree in Economics Science from the University of Aberdeen, Scotland.

Commenting on the appointment, Mr. Richie Boucher, Chairman of CRH, said: "We are delighted that Christina has joined the Board. Her extensive operational experience within capital-intensive businesses in the geographic markets in which CRH operates, including Eastern Europe and North America, and her knowledge in the areas of energy transition and climate change will enhance the skills and expertise of the Board as we continue to execute our strategy and drive shareholder value."

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading provider of building materials solutions that build, connect and improve our world. Employing c.75,800 people at c.3,160 locations in 29 countries, CRH has market leadership positions in both North America and in Europe. As the essential partner for road and critical utility infrastructure, commercial building projects and outdoor living solutions, CRH's unique offering of materials, products and value-added services helps to deliver a more resilient and sustainable built environment. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. The company is ranked among sector leaders by Environmental, Social and Governance (ESG) rating agencies. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 20 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary